UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K




                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003

                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

           For the transition period from ____________ to ____________


                         Commission File Number 1-14036


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  DST Systems, Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                DST Systems, Inc.
                              333 West 11th Street
                           Kansas City, Missouri 64105

                              REQUIRED INFORMATION


1.  Report of PricewaterhouseCoopers LLP

2.  Audited Statements of Net Assets Available for Benefits as of
    December 31, 2003 and 2002

3.  Audited Statements of Changes in Net Assets Available for
    Benefits for the Years Ended December 31, 2003 and 2002

4.  Notes to Financial Statements

5.  Schedule of Assets Held at End of Year

6.  Signature Page

7.  Consent of PricewaterhouseCoopers LLP (Exhibit 23.1)

DST Systems, Inc. 401(k) Profit Sharing Plan
Financial Statements and Additional Information
December 31, 2003 and 2002

DST Systems, Inc. 401(k) Profit Sharing Plan
Index to Financial Statements and Additional Information
-------------------------------------------------------------
                                                                       Page

Report of Independent Registered Public Accounting Firm                 1

Financial Statements:

     Statements of Net Assets Available for Benefits                    2

     Statements of Changes in Net Assets Available for Benefits         3

     Notes to Financial Statements                                     4-9

Additional information*                                              Schedule

     Schedule H, line 4i - Schedule of Assets (Held At End of Year)     I


* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

   Report of Independent Registered Public Accounting Firm

To the Participants and the Advisory Committee of the DST Systems, Inc. 401(k) Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the DST Systems, Inc. 401(k) Profit Sharing Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held At End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP

Kansas City, Missouri
June 25, 2004

DST Systems, Inc. 401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
-------------------------------------------------------------

                                                                                December 31,
                                                                 -------------------------------------------
                                                                        2003                    2002
                                                                 -------------------     -------------------
Cash and cash equivalents                                        $          66,039       $       1,261,249
Investments:
     Mutual funds                                                      201,643,169              87,317,078
     DST Common Stock                                                   25,281,379               7,729,215
     Investment in Master Trust                                        282,084,683             213,467,393
     Loans to participants                                               5,713,094               2,267,750
                                                                 -------------------     -------------------
         Total investments                                             514,722,325             310,781,436


Employer contributions receivable                                       21,457,459              20,577,465
                                                                 -------------------     -------------------

Net assets available for benefits                                $     536,245,823       $     332,620,150
                                                                 ===================     ===================



         The accompanying notes are an integral part of these financial statements.

DST Systems, Inc. 401(k) Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
-------------------------------------------------------------

                                                                              Year Ended December 31,
                                                                 ------------------------------------------------
                                                                         2003                        2002
                                                                 ---------------------      ---------------------
Investment income:
     Dividends, interest and other distributions                 $         1,620,007        $         1,211,238
     Net appreciation (depreciation) in fair value of
         investments                                                      28,142,419                (20,471,119)
     Net appreciation (depreciation) in fair value of
         investment in Master Trust                                       57,020,861                 (1,472,323)
                                                                 ---------------------      ---------------------
                                                                          86,783,287                (20,732,204)
                                                                 ---------------------      ---------------------


Contributions:
     Employer                                                             33,277,635                 33,069,938
     Participants                                                         29,223,552                 30,826,358
                                                                 ---------------------      ---------------------
                                                                          62,501,187                 63,896,296
                                                                 ---------------------      ---------------------
                                                                         149,284,474                 43,164,092


Transfer from DST Systems of California, Inc. 401(k)
     Retirement Plan                                                      72,448,666
Benefits paid to participants                                            (18,040,015)               (16,823,335)
Administrative expenses                                                      (67,452)                   (53,130)
                                                                 ---------------------      ---------------------
                                                                          54,341,199                (16,876,465)


Net change in net assets available for benefits                          203,625,673                 26,287,627

Net assets available for benefits:

     Beginning of year                                                   332,620,150                306,332,523

                                                                 ---------------------      ---------------------
     End of year                                                 $       536,245,823        $       332,620,150
                                                                 =====================      =====================



         The accompanying notes are an integral part of these financial statements.

DST Systems, Inc. 401(k) Profit Sharing Plan
Notes to Financial Statements
-------------------------------------------------------------


1.       Description of the Plan

The DST Systems, Inc. 401(k) Profit Sharing Plan (the "Plan") is a contributory, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

Effective December 31, 2003, the DST Systems of California, Inc. 401(k) Retirement Plan was merged into the DST Systems, Inc. 401(k) Profit Sharing Plan.

Sponsor
The Plan Sponsor is DST Systems, Inc. ("DST" or the "Sponsor"). Certain of its subsidiaries and affiliates participate in the Plan.

Trustee and Investment Manager
As of December 31, 2003, the trustee of the Plan was UMB Bank, n.a. (the "Trustee"). Subsequently, the assets have been transferred to Marshall & Ilsley Trust Company N.A., the current trustee of the plan. The Trustee holds and administers all assets of the Plan in accordance with the provisions of the Plan agreement.

The investment manager of the DST Systems, Inc. Master Trust ("Master Trust") is Ruane, Cunniff & Co., Inc. (the "Investment Manager").

Administration of the Plan
An advisory committee (the "Advisory Committee"), which consists of members who are selected by the Board of Directors of DST, has full power, authority and responsibility to control and manage the operations and administration of the Plan. All expenses of operating the Plan may be paid out of Plan assets, except to the extent the Sponsor decides to pay these expenses. For the years ended December 31, 2003 and 2002, the Sponsor paid Plan expenses of $446,663 and $372,335, respectively.

Eligibility
All employees of the Sponsor who are not members of a collective bargaining unit or nonresident aliens are eligible to participate in the Plan on the Plan entry date. The Plan entry date is the first day of the calendar month following the date an employee, other than seasonal or temporary, completes one hour of service. Seasonal and temporary employees must complete 1,000 hours of service, as defined in the Plan agreement, prior to entering the Plan.

Contributions
Contributions are made through participant salary reductions and rollovers from other qualified plans. Participants can contribute from 1% to 25% of their annual gross salary to the Plan (subject to Internal Revenue Service limitations). Beginning in 2002, participants aged 50 or older who have met the annual contribution maximum as set by law may make additional contributions or "catch-up" contributions (subject to Internal Revenue Service limitations).

Sponsor 401(k) contributions consist of a dollar-for-dollar match of the first 3% of participant contributions ("highly compensated employees" are subject to Internal Revenue Service limitations).

In addition, the Sponsor may make discretionary profit sharing contributions. Generally, an employee must complete 1,000 hours of service during the Plan year and be employed on December 31 to be eligible.

Participant accounts
Each participant's account is credited with the participant's contributions, matching contributions, profit sharing contributions, rollover contributions, forfeitures of terminated participants' non-vested accounts and an allocation of Plan earnings or losses. Allocations of earnings or losses are based on account balances. Discretionary contributions and forfeitures are allocated to participant accounts based on the proportion which the participant's eligible compensation bears to the aggregate eligible compensation of all participants for the year. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting
Participants are always 100% vested in their own contributions, rollover contributions and catch-up contributions (as adjusted to reflect investment earnings and losses).

Generally, participants originally employed by the Sponsor prior to January 1, 2000, will become vested in Sponsor matching contributions and Sponsor profit sharing contributions (as adjusted to reflect investment earnings and losses) in accordance with the following schedule:

                 Years of Service       Percentage Vested
                -----------------       -----------------
                   less than 1                  0%
                1 but less than 2              10%
                2 but less than 3              20%
                3 but less than 4              40%
                4 but less than 5              60%
                    5 or more                 100%

Participants not within the above categories will be vested in Sponsor matching contributions and Sponsor profit sharing contributions (as adjusted to reflect investment earnings and losses) according to the following schedule:

                 Years of Service       Percentage Vested
                -----------------       -----------------
                   less than 2                  0%
                2 but less than 3              20%
                3 but less than 4              40%
                4 but less than 5              60%
                    5 or more                 100%

Investment options
Participants may direct their contributions into DST Common Stock ($0.01 par value) or any number of the mutual fund investment options as selected by the Advisory Committee. The investment options contain different degrees of risks. Participants should refer to the respective fund prospectus for a more complete description of the investment objectives of each fund. The Advisory Committee reserves the right to change the available investment options from time to time.

Participants may change their investment options daily.

Forfeitures
Forfeitures of unvested accounts are first used for the restoration of reemployed participants' forfeited amounts and then added to the profit sharing contribution.

All profit sharing contributions are invested by the Trustee as advised by the Investment Manager.

Plan participants
The following summarizes the number of participants by investment option as of December 31, 2003:

        American Century Value                                    1,584
        American Century Growth                                   1,792
        American Century Select                                   1,328
        American Century Ultra                                    2,204
        American Century International                            1,083
        DST Systems, Inc. Common Stock                            3,588
        Davis NY Venture                                          1,247
        Fidelity Advisor Growth                                   1,190
        Janus Investment                                          2,759
        Janus Investment Enterprise                               2,178
        Janus Investment Mercury                                  3,147
        Janus Investment Overseas                                 2,110
        Lord Abbett Affiliated Class A                              689
        Lord Abbett Bond Debenture                                  484
        Managers Fund Special Equity                              1,360
        Money Market Obligs Prime Value                           1,042
        PIMCO Total Return                                        2,049
        T. Rowe Price Mid-cap Growth                              2,771
        Royce Total Return                                        1,996
        Standish Ayer & Wood Fixed Income                         1,180
        Vanguard Bond Index                                       3,529
        Vanguard Index 500                                        4,508
        Vanguard Value                                            1,277


Distribution of benefits
Benefit distributions generally will be made in the event of retirement, death, disability, resignation or dismissal. A participant's normal retirement age is 59 1/2.

Balances not exceeding $5,000 will be automatically distributed as a lump sum as soon as administratively practicable following termination of employment. Balances exceeding $5,000 (excluding rollover contributions and related earnings or losses) will be distributed upon participant election as soon as administratively practicable but no later than April 1 of the Plan year following the Plan year in which age 70 1/2 is attained. Such distributions may be elected as a lump sum or paid in monthly, quarterly or annual installments. Distributions shall be made in cash or, at the option of the Participant, in cash plus the number of whole shares of DST Common Stock allocated to the Participant's account.

Unless the participant otherwise elects, distributions begin no later than the 60th day after the close of the Plan year in which a participant reaches normal retirement age or celebrates their 10th anniversary as a Plan member (whichever is later). Participants under the age of 62 with balances exceeding $5,000 (excluding rollover contributions and related earnings or losses) must consent to any distribution.

Upon death, all sums credited to the participant's account will be paid to the beneficiary or beneficiaries designated by the participant.

Distributions may also be made in the event of financial hardship of the participant. Certain restrictions apply.

Participant loans
Participants may borrow the lesser of $50,000 or 50% of their vested participant-directed accounts (subject to certain Plan and Internal Revenue Service limitations). Generally, loans must be repaid within five years. Loans bear a fixed rate of interest, which is set at loan origination using the Prime rate as published in the Wall Street Journal plus 1%.

Plan termination
The Sponsor believes the Plan will continue without interruption; however, it reserves the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in any unvested balances from Sponsor contributions and their respective account balances will be distributed in accordance with the Plan.

2.       Significant Accounting Policies

Basis of accounting
The accompanying financial statements are presented on the accrual basis of accounting.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for plan benefits. Actual results could differ from those estimates.

Cash and cash equivalents
Short-term liquid investments with a maturity of three months or less are considered cash equivalents. Due to the short-term nature of these investments, carrying value approximates market value.

Investment valuation and security transactions
Investments are recorded at fair value. Unrealized gains and losses are recognized in the year in which they occur. Investments in mutual funds and DST Common Stock are valued at net asset value representing the value at which shares of the fund may be purchased or redeemed. The investments of the Master Trust are recorded at fair value as determined by quoted prices in active markets. Investment income of the Master Trust is allocated quarterly to participating plans based upon the fair value of participating plan interests in the Master Trust at the end of each quarter. Net assets of the Master Trust are allocated to participating plans based upon the value of the participating plan interests in the Master Trust at the beginning of the quarter plus actual contributions to the Master Trust and allocated investment income less actual distributions from the Master Trust. Loans are valued at the current amount due from participants.

Contributions
Contributions are recognized in the year to which they relate.

Accounting for obligations for benefit payments he Plan does not record a liability relating to the obligations for benefit payments. The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 and 2002 to Form 5500:

                                                                         2003                      2002
                                                                  --------------------     ----------------------
 Net assets available for benefits per the financial statements
                                                                  $       536,245,823      $    332,620,150
 Amounts allocated to withdrawing participants                                                   (2,691,202)
                                                                  --------------------     ----------------------
 Net Assets available for benefits per the Form 5500              $       536,245,823      $    329,928,948
                                                                  ====================     ======================



The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2003, to Form 5500:


                                                                                                   2003
                                                                                           ----------------------
 Benefits paid to participants per the financial statements                                $        18,040,015
 Add:  Amounts allocated to withdrawing participants at December 31, 2003
 Less:  Amounts allocated to withdrawing participants at December 31, 2002                          (2,691,202)
                                                                                           ----------------------
 Benefits paid to participants per Form 5500                                               $        15,348,813
                                                                                           ======================



Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2003, but not yet paid as of that date.

Income tax status of the Plan
The Internal Revenue Service has determined and informed the Sponsor by a letter dated August 12, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the determination. The Advisory Committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

3.       Plan Investments

The following investments represent 5% or more of net assets available for benefits at year-end:

                                                    December 31,              December 31,
                                                        2003                      2002
                                               -----------------------    ----------------------
Investment in Master Trust                     $         282,084,683      $        213,467,393


The Investment in Master Trust is nonparticipant-directed.

During 2003 and 2002, the Plan's participant-directed investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:


                                                           Year Ended December 31,
                                               -------------------------------------------------
                                                        2003                      2002
                                               -----------------------    ----------------------
Mutual funds                                   $          26,208,105      $        (18,196,796)
DST Common Stock                                           1,934,314                (2,274,323)
                                               -----------------------    ----------------------
                                               $          28,142,419      $        (20,471,119)
                                               =======================    ======================


4.       Master Trust

The Plan's percentage ownership in the Master Trust is 79.0% and 75.9% at December 31, 2003 and 2002, respectively. The following Master Trust disclosures represent 100% of the balances in the Master Trust.

The Master Trust's assets by general type at year-end is as follows:



                                                             December 31,               December 31,
                                                                 2003                       2002
                                                        ------------------------    ----------------------
Cash and cash equivalents                               $                           $             39,803
Mutual funds                                                          870,009                  2,995,362
Common stocks                                                     348,566,340                272,490,574
Corporate debt                                                      7,747,025                  5,823,997
Government securities                                                   2,977                      4,302
                                                        ------------------------    ----------------------
                                                        $         357,186,351       $        281,354,038
                                                        ========================    ======================


The Master Trust's total investment income (loss) by type for the years ended December 31, 2003 and 2002 is as follows:


                                                                      Year Ended December 31,
                                                        --------------------------------------------------
                                                                   2003                     2002
                                                        ------------------------    ----------------------
Interest                                                $             341,918       $           990,853
Dividends                                                           1,285,360                 1,228,842
Net appreciation (depreciation)                                    70,944,800                (4,128,810)
                                                        ------------------------    ----------------------
                                                        $         72,572,078        $        (1,909,115)
                                                        ========================    ======================


The Master Trust's net appreciation (depreciation) of investments by type for the years ended December 31, 2003 and 2002 is as follows:


                                                                     Year Ended December 31,
                                                        --------------------------------------------------
                                                                 2003                       2002
                                                        ------------------------    ----------------------
Mutual funds                                            $              35,046       $                33
Common stocks                                                      68,853,739                (3,900,931)
Corporate debt                                                      2,056,105                  (130,240)
Government securities                                                     (90)                  (97,672)
                                                        ------------------------    ----------------------
                                                        $          70,944,800       $        (4,128,810)
                                                        ========================    ======================



                                                                                                                        Schedule I

                                                 DST Systems, Inc. 401(k) Profit Sharing Plan
                                                           EIN 43-1581814 / PIN 004

                                        Schedule H, line 4i -- Schedule of Assets (Held At End of Year)

                                                               December 31, 2003

     (a)             (b) Identity                 (c) Description                  (d) Cost              (e) Current Value
------------ ----------------------------- ------------------------------- -------------------------- -------------------------
                     American Century              Value                             (1)                  $    4,903,685
                     American Century              Growth                            (1)                       5,951,237
                     American Century              Select                            (1)                       3,962,017
                     American Century              Ultra                             (1)                       9,460,297
                     American Century              International                     (1)                       2,198,410
      *              DST Systems, Inc.             Common Stock                      (1)                      11,421,611
                     Davis                         NY Venture                        (1)                       4,201,525
                     Fidelity Advisor              Growth                            (1)                       2,994,983
                     Janus Investment              Investment                        (1)                      10,922,208
                     Janus Investment              Enterprise                        (1)                       8,565,211
                     Janus Investment              Mercury                           (1)                      16,420,287
                     Janus Investment              Overseas                          (1)                       7,768,924
                     Lord Abbett                   Affiliated Class A                (1)                       1,642,056
                     Lord Abbett                   Bond Debenture                    (1)                         793,621
                     Managers Fund                 Special Equity                    (1)                       4,214,968
                     Money Market Obligs           Prime Value                       (1)                       4,785,941
                     PIMCO                         Total Return                      (1)                       5,991,391
                     T. Rowe Price                 Mid-cap Growth                    (1)                       9,929,582
                     Royce                         Total Return                      (1)                       7,290,250
                     Standish Ayer & Wood          Fixed Income                      (1)                       2,910,763
                     Vanguard                      Bond Index                        (1)                       9,073,720
                     Vanguard                      Index 500                         (1)                      17,901,233
                     Vanguard                      Value                             (1)                       3,674,370
      *              Participant Loans             Interest rate - Prime + 1%         0                        3,273,274


*    Indicates a party-in-interest

(1) In accordance with instructions to the Form 5500, the Plan is not required to disclose the cost component of participant-directed investments

                                                                                                                        Schedule I

                                          DST Systems of California, Inc. 401(k) Retirement Plan
                                                         EIN 94-1727009 / PIN 003

                                      Schedule H, line 4i -- Schedule of Assets (Held At End of Year)

                                                               December 31, 2003

     (a)             (b) Identity                 (c) Description                  (d) Cost              (e) Current Value
------------ ----------------------------- ------------------------------- -------------------------- -------------------------
                     American Century              Value                             (1)                  $    1,732,556
                     American Century              Growth                            (1)                         394,487
                     American Century              Select                            (1)                         348,935
                     American Century              Ultra                             (1)                         662,806
                     American Century              International                     (1)                         488,973
     *               DST Systems, Inc.             Common Stock                      (1)                      13,859,768
                     Davis                         NY Venture                        (1)                       1,947,063
                     Fidelity Advisor              Growth                            (1)                         500,761
                     Janus Investment              Investment                        (1)                         900,966
                     Janus Investment              Enterprise                        (1)                         748,545
                     Janus Investment              Mercury                           (1)                         837,733
                     Janus Investment              Overseas                          (1)                       1,157,060
                     Lord Abbett                   Affiliated Class A                (1)                         274,153
                     Lord Abbett                   Bond Debenture                    (1)                         153,031
                     Managers Fund                 Special Equity                    (1)                       1,242,634
                     Money Market Obligs           Prime Value                       (1)                       3,540,649
                     PIMCO                         Total Return                      (1)                       3,134,508
                     T. Rowe Price                 Mid-cap Growth                    (1)                       2,605,460
                     Royce                         Total Return                      (1)                       2,527,926
                     Standish Ayer & Wood          Fixed Income                      (1)                       2,413,628
                     Vanguard                      Bond Index                        (1)                      16,285,813
                     Vanguard                      Index 500                         (1)                      13,260,328
                     Vanguard                      Value                             (1)                         985,376
     *               Participant Loans             Interest rate - Prime + 1%         0                        2,429,820


*    Indicates a party-in-interest

(1) In accordance with instructions to the Form 5500, the Plan is not required to disclose the cost component of participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               DST Systems, Inc. 401(k) Profit Sharing Plan

Date:  June 28, 2004           By: /s/ Kenneth V. Hager
                               ----------------------------------------------
                               Kenneth V. Hager
                               Vice President, Chief Financial Officer and
                               Treasurer